# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: American Riviera Bancorp, CIK 0001916425
CUSIP: 02933K103
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 1033 Anacapa Street, Santa Barbara, California (CA), 93101
Date of event which requires filing of this statement: 02/20/2025
Filed by CIK 0001569147
Persons authorized to receive notices and communications: Mr. John W. Palmer, PL Capital Advisors, LLC, 750 Eleventh Street South, Suite 202, Naples, Florida (FL), 34102, (239) 777-0187

## Reporting persons
- PL Capital Advisors, LLC (CIK 0001569147): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 557,500; sole dispositive power 0; shared dispositive power 557,500; aggregate amount beneficially owned 557,500 (9.6% of the class)
- PALMER JOHN W (CIK 0001204244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 557,500; sole dispositive power 0; shared dispositive power 557,500; aggregate amount beneficially owned 557,500 (9.6% of the class)
- LASHLEY RICHARD J (CIK 0001204241): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 557,500; sole dispositive power 0; shared dispositive power 557,500; aggregate amount beneficially owned 557,500 (9.6% of the class)
- Black Maple Capital Management LP (CIK 0001588959): type of reporting person: investment adviser (IA); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 27,500; sole dispositive power 0; shared dispositive power 27,500; aggregate amount beneficially owned 27,500 (0.5% of the class)
- Black Maple Capital Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,500; sole dispositive power 0; shared dispositive power 27,500; aggregate amount beneficially owned 27,500 (0.5% of the class)
- Barnard Robert James (CIK 0001979656): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 27,500; sole dispositive power 0; shared dispositive power 27,500; aggregate amount beneficially owned 27,500 (0.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: American Riviera Bancorp
Address of issuer's principal executive offices: 1033 Anacapa Street, Santa Barbara, California (CA), 93101

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by:

PL Capital Advisors, LLC, a Delaware limited liability company and SEC registered investment adviser under the Investment Advisers Act of 1940 ("PL Capital Advisors"); Richard J. Lashley, a managing member of PL Capital Advisors; and John W. Palmer, a managing member of PL Capital Advisors (collectively, the "PL Capital Reporting Persons"); and

Black Maple Capital Management LP, a Delaware limited partnership and SEC registered investment adviser under the Investment Advisers Act of 1940 ("Black Maple Capital"); Black Maple Capital Holdings LLC, a Delaware limited liability company and the General Partner of Black Maple Capital ("Black Maple Holdings"); and Robert Barnard, as the managing member of Black Maple Holdings (collectively, the "Black Maple Reporting Persons").

Collectively, the PL Capital Reporting Persons and the Black Maple Reporting Persons are referred to as the Reporting Persons. The PL Capital Reporting Persons and the Black Maple Reporting Persons may be deemed to be members of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The PL Capital Reporting Persons and the Black Maple Reporting Persons declare that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Company or otherwise with respect to the Company or any securities of the Company; or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.

The joint filing agreement of the PL Capital Reporting Persons and the Black Maple Reporting Persons is attached as Exhibit 1 to this initial Schedule 13D.
Residence or business address:
The principal business address of the PL Capital Reporting Persons is 750 Eleventh Street South, Suite 202, Naples, FL 34102.

The principal business address of the Black Maple Reporting Persons is 250 E. Wisconsin Avenue, Suite 1250, Milwaukee, WI 53202.
Present principal occupation or employment:
The principal business of PL Capital Advisors is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (each a "PL Capital Advisors Client" and, collectively, the "PL Capital Advisors Clients"). The principal occupation of Messrs. Lashley and Palmer is investment management through their ownership and control over the affairs of PL Capital Advisors. PL Capital Advisors has sole voting and dispositive power over the Common Stock held by the PL Capital Advisors Clients, which is deemed shared with the two Managing Members of PL Capital Advisors. The PL Capital Advisors Clients do not have the right to acquire voting or dispositive power over the Common Stock within sixty days.

The principal business of Black Maple Capital is to serve as an investment manager or adviser to various investment partnerships, funds and managed accounts (each a "Black Maple Capital Client" and, collectively, the "Black Maple Capital Clients"). Black Maple Holdings is the General Partner of Black Maple Capital. The principal occupation of Mr. Barnard is investment management through his ownership and control over the affairs of Black Maple Capital.

The PL Capital Reporting Persons and the Black Maple Reporting Persons share voting and dispositive power over the Common Stock held by PL Capital / Black Maple Financial Fund, L.P., which is a joint PL Capital Advisors Client and Black Maple Capital Client. The PL Capital / Black Maple Financial Fund, L.P. does not have the right to obtain voting or dispositive power over any of the shares of Common Stock within sixty days, and is therefore not deemed to beneficially own the shares of Common Stock pursuant to Rule 13d-3 under the Exchange Act.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect at such laws.
Citizenship: Richard Lashley, John Palmer and Robert Barnard are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In aggregate, the Reporting Persons have voting and dispositive power over 557,500 shares of Common Stock of the Company acquired at an aggregate cost of $10,787,765.

PL Capital Advisors holds sole voting and dispositive power over 530,000 shares of Common Stock acquired at a cost of $10,255,600 on behalf of the PL Capital Advisors Clients.

PL Capital Advisors and Black Maple Capital share voting and dispositive power over 27,500 shares of Common Stock acquired on behalf of the PL Capital / Black Maple Financial Fund, L.P. at a cost of $532,165.

Mr. Lashley, Mr. Palmer and PL Capital Advisors are deemed to beneficially own Common Stock held on behalf of the PL Capital Advisors Clients under Rule 13d-3 of the Exchange Act. Mr. Lashley and Mr. Palmer do not directly own any Common Stock.

Mr. Barnard, Black Maple Holdings and Black Maple Capital are deemed to beneficially own Common Stock held on behalf of the Black Maple Capital Clients under Rule 13d-3 of the Exchange Act. Other than the PL Capital / Black Maple Financial Fund, L.P., currently no other shares of Common Stock are held on behalf of Black Maple Capital Clients. Mr. Barnard does not directly own any Common Stock.

From time to time, the Reporting Persons may have purchased or held Common Stock on margin provided by Goldman Sachs & Co. ("Goldman Sachs") on such firm's usual terms and conditions. All or part of the shares of Common Stock owned on behalf of the PL Capital Advisors Clients and the Black Maple Capital Clients may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing, there are no margin or other loans outstanding secured by Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
This is the Reporting Persons' initial Schedule 13D. The Reporting Persons beneficially own 9.6% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of December 31, 2024. The Reporting Persons acquired the Common Stock because they believed the Common Stock was undervalued at the time of purchase.

The Reporting Persons intend to monitor the performance and corporate governance of the Company, as well as the actions of the Company's management and board. As it deems necessary, the Reporting Persons will assert their stockholder rights.

The Reporting Persons may make purchases of shares of Common Stock in the future and may also dispose of any or all the shares of Common Stock held by them.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Exchange Act and the regulations thereunder, the Reporting Persons have such a purpose. Except as noted in this Schedule 13D, the Reporting Persons do not have any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto. The Reporting Persons may make further purchases of shares of Common Stock, and the Reporting Persons may dispose of any or all the shares of Common Stock which they hold.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 9.6% of the Company in the aggregate, based upon the Company's aggregate outstanding shares as of December 31, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: In aggregate, the Reporting Persons have voting and dispositive power over 557,500 shares of Common Stock of the Company.
Transactions in the class effected during the past sixty days:
Messrs. Palmer and Lashley - During the past 60 days, Messrs. Palmer and Lashley did not have any transactions in the Common Stock other than the transactions effected by PL Capital Advisors on behalf of the PL Capital Advisors Clients.

Black Maple Holdings and Mr. Barnard - During the past 60 days, Black Maple Holdings and Mr. Barnard did not have any transaction in the Common Stock other than the transactions effected by Black Maple Capital on behalf of the Black Maple Capital Clients.

PL Capital Advisors and Black Maple Capital Transactions in Common Stock - The Reporting Persons made the following purchases (and no sales) of Common Stock in the past sixty days:

Trade Date - # of Shares Purchased - Price Per Share - Where & How Transaction Effected - Clients

02/20/2025 - 530,000 - $19.30 - Open Market Transaction - PL Capital Advisors Clients (other than PL Capital / Black Maple Financial Fund, L.P.)

02/20/2025 - 20,000 - $19.30 - Open Market Transaction - PL Capital / Black Maple Financial Fund, L.P.

02/19/2025 - 7,500 - $19.30 - Open Market Transaction - PL Capital / Black Maple Financial Fund, L.P.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
PL Capital Advisors is the investment manager on behalf of the PL Capital Advisors Clients. Each of the Clients has granted to PL Capital Advisors the sole and exclusive authority to vote and dispose of the shares of Common Stock held on their behalf pursuant to a management agreement, except as provided below. PL Capital Advisors is entitled to a fee for managing and advising these Clients, generally based upon a percentage of the Clients' capital. Affiliates of PL Capital Advisors, including PL Capital, LLC and Goodbody/PL Capital LLC, serve as the general partner of various partnerships managed and advised by PL Capital Advisors, including Financial Edge Fund, L.P., Financial Edge-Strategic Fund, L.P., PL Capital/Focused Fund, L.P., Goodbody/PL Capital, L.P., and PL Capital Plus Fund, LP, each a Delaware limited partnership. For serving as the general partner of these partnerships, PL Capital Advisors' affiliates are entitled to an allocation of a portion of net profits, if any, generated by the partnerships.

PL Capital Advisors and Black Maple Capital are co-investment advisors on behalf of the PL Capital / Black Maple Financial Fund, L.P. The PL Capital / Black Maple Financial Fund, L.P. has granted to each of PL Capital Advisors and Black Maple Capital shared authority to vote and dispose of the shares of Common Stock held on its behalf pursuant to an investment management agreement. PL Capital Advisors and Black Maple Capital are entitled to a fee for managing and advising the PL Capital / Black Maple Financial Fund, L.P., and certain of their affiliates are entitled to an allocation of a portion of net profits, if any, for serving as the general partner.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Joint Filing Agreement

## Signatures
- PL Capital Advisors, LLC: /s/ John W. Palmer, John W. Palmer, Managing Member (02/27/2025)
- PL Capital Advisors, LLC: /s/ Richard J. Lashley, Richard J. Lashley, Managing Member (02/27/2025)
- PALMER JOHN W: /s/ John W. Palmer, John W. Palmer (02/27/2025)
- LASHLEY RICHARD J: /s/ Richard J. Lashley, Richard J. Lashley (02/27/2025)
- Black Maple Capital Management LP: /s/ Robert Barnard, Robert Barnard, Managing Member (02/27/2025)
- Black Maple Capital Holdings LLC: /s/ Robert Barnard, Robert Barnard, Managing Member (02/27/2025)
- Barnard Robert James: /s/ Robert Barnard, Robert Barnard (02/27/2025)